1995 FIRST QUARTER REPORT TO SHAREHOLDERS

Cover Photo: Sporting attractive local architecture and freshly planted landscaping, the brand-new 28,000 square-foot Apex Building is nearly ready for occupancy. Located at the intersection of three primary routes in Kahului, Maui, the Apex Building is part of A&B's Triangle Square development -- a 10.6-acre retail/commercial complex and factory outlet center.

May 2, 1995


TO OUR SHAREHOLDERS

  Net income for the first quarter of 1995 was $8,560,000, or $0.19 per share. In the first quarter of 1994, A&B earned $16,911,000 or $0.37 per share. Comparing the periods, the decrease in earnings primarily was attributable to lower cargo volume and higher fuel costs in the Company's ocean transportation segment, combined with lower property sales and higher raw sugar costs.

  The first quarter results were a major disappointment, but they were not totally unexpected, given the current business environment in Hawaii. We do not, however, believe that those quarterly results are indicative of the Company's full-year potential.

  We expect the Hawaii economy to strengthen moderately as the year progresses and A&B's results should benefit from that growth. The challenges presented today for the Company's businesses, however, only reinforce our resolve to move forward with a number of initiatives, some just announced and some still being planned, to strengthen each of the operations.

INITIATIVES ANNOUNCED

  Last Thursday, A&B and American President Companies, Ltd. announced that their respective shipping subsidiaries had signed a memorandum of understanding that outlines a 10-year strategic operating alliance. Key elements of the proposal include purchase by Matson Navigation Company, Inc. (Matson) of six containerships and certain assets on Guam from American President Lines, Ltd.
(APL) for a total of approximately $166 million. Also, under a proposed vessel-sharing agreement, Matson would operate and utilize five vessels on westbound voyages from the U.S. Pacific Coast to Hawaii and Guam, and make the vessels' space available to APL for return eastbound voyages from the Far East. Although due diligence needs to be completed, detailed agreements remain to be worked out, and necessary regulatory, as well as final Board approvals obtained, plans call for the transaction to close in the fourth quarter of 1995. The new alliance service would begin in early 1996.

  At the same time, A&B announced that a prominent Hawaii developer of retail centers has signed a memorandum of intent to buy 5.5 acres and lease 14 adjacent acres at the Company's new Kahului Industrial Park, on Maui. A 280,000 square-foot value retail center is planned. The land is part of the 76-acre first phase of the project, construction of which recently has begun. The land sale is expected to close in 1995.

  Today, another initiative was announced. Matson signed a letter of intent in response to an unsolicited offer from XTRA Corporation (XTRA) to sell the containers and certain other assets and non-debt liabilities of Matson Leasing Company, Inc. for $350 million. The decision to proceed with this transaction is based on the conclusion that the sale of Matson Leasing to XTRA would improve the container leasing business' opportunities to grow in response to customers' needs. XTRA's attractive offer, its complementary strategic objectives and its high regard for the existing Matson Leasing management team all were factors we considered in reaching that conclusion. The proposed transaction envisions that existing management and employees would remain in place. The sale would improve A&B's ability to pursue alternative capital investment opportunities in its remaining core businesses, especially ocean transportation and property development. This transaction also is subject to due diligence and final approval by both companies' Boards of Directors, as well as necessary regulatory review.

COUCH SUCCEEDS PFEIFFER AS CHAIRMAN, ANNUAL MEETING

  At the Annual Meeting of Shareholders held on April 27, 1995, shareholders re-elected ten directors for one-year terms. Re-elected were: Michael J. Chun, John C. Couch, Leo E. Denlea Jr., Walter A. Dods Jr., Charles G. King, Carson R. McKissick, C. Bradley Mulholland, Robert G. Reed III, Maryanna G. Shaw and Charles M. Stockholm. Shareholders also re-elected the firm of Deloitte & Touche LLP as the auditors of the Company.

  R. J. Pfeiffer, Chairman of the Board since 1980 and a director since 1978, did not stand for re-election, having advised the Board that he wished to retire. Mr. Pfeiffer stepped down as Chairman effective March 31, 1995. At the February 1995 meeting of the Board of Directors, I was elected to succeed Mr. Pfeiffer as Chairman.

SECOND-QUARTER DIVIDEND

  On April 27, 1995, the Board of Directors authorized a second-quarter dividend of $0.22 per share, payable on June 1, 1995 to shareholders of record as of May 11, 1995.

OPERATING PROFIT, SEGMENT SUMMARIES

  Consolidated operating profit for the first quarter of 1995 was substantially lower than in the first quarter of 1994. Operating profit was higher for marine container leasing, but lower for A&B's other industry segments.

Cargo Volume Lower; Fuel Costs Higher

  Ocean transportation operating profit in the first quarter of 1995 was 23-percent lower than in the first quarter of 1994. The decline was attributable primarily to lower container cargo volume in the Hawaii service. Substantially higher fuel prices and start-up costs associated with the new Pacific Coast Shuttle service also affected results.

  First-quarter 1995 results benefited from a 3.8 percent general rate increase implemented in January. Reflecting economic conditions in Hawaii, however, total Hawaii service container volume was about five-percent lower than in the first quarter of 1994. Total shipments of automobiles were virtually the same in both periods.

Container Utilization Rates Continue Higher

  Container leasing operating profit in the first quarter of 1995 was more than one-third higher than in the first quarter of 1994. The container fleet in service grew to approximately 165,000 twenty-foot equivalent units (TEUs) at the end of March 1995, compared with 147,000 TEUs a year earlier. The average fleet utilization rate increased to nearly 90 percent in the first quarter of 1995, from 86 percent in the first quarter of 1994, reflecting growth in international trade and, therefore, increased demand for leased containers. Lease rates remained stable.

Less Inventory, Tenant Relocations

  For the first quarter of 1995, property leasing operating profit was 11-percent lower than in the first quarter of 1994. The decrease primarily was attributable to a smaller inventory of leasable property. In the fourth quarter of 1994, A&B sold a shopping center in Denver, Colorado with 192,000 square-feet of leasable space. The Company expects to use the proceeds to acquire, via a tax-deferred exchange, appropriate replacement property during the second quarter.

  Occupancy rates for the U.S. mainland leased property remained high and the same as a year ago, at 97 percent. Lease rates remain firm. Due to the relocation of tenants from an older shopping center on Maui which soon is to be renovated, Hawaii occupancy rates now are at 89 percent, versus 93 percent in the first quarter of 1994.

Lower Property Sales Reflect Smaller Inventory

  Property sales revenue of $4.1 million in the first quarter of 1995 was $4.5 million lower than in the first quarter of 1994. First-quarter 1995 sales included three industrial lots at a Kahului, Maui business park and ten residential subdivision lots at developments on Maui and Kauai. Sales in the first quarter of 1994 included eight industrial lots at the same Kahului business park and ten residential subdivision lots on Maui and Kauai. The lower sales reflect, in large part, a smaller inventory of properties available for sale. There were 14 developed industrial parcels available for sale in the first quarter of 1994, versus just four this year.

Poor Market Conditions for Food Products

  The food products segment incurred an operating loss for the first quarter of 1995 of $3.8 million, versus a loss of $64,000 in the first quarter of 1994. High raw sugar prices and depressed refined product prices continued to disadvantage A&B's sugar-refining and marketing unit, California and Hawaiian Sugar Company, Inc. (C&H). In addition, A&B's Hawaii plantations had lower results than in the first quarter of 1994, due to higher production costs per ton for their sugar.

  One-year labor agreements were reached with bargaining units at both plantations. The previous contracts expired on January 31. Negotiations to renew contracts with sugar refinery workers at C&H are proceeding. The present contracts expire on May 31.

  The U. S. Congress is proceeding with hearings leading up to renewal of current U. S. farm programs. A&B is active in industry efforts to structure a new program that will balance better the needs of all segments of the sweetener industry.

Interest Rates Higher; Lower Long-Term Balances

  Higher interest rates were the primary reason that interest expense for the first quarter of 1995 was higher than in the first quarter of 1994. Although long-term obligations were less, short-term financing for sugar inventories rose.

DOANE NAMED ABHI PRESIDENT, OTHER MANAGEMENT CHANGES

  W. Allen Doane, executive vice president and chief operating officer of A&B Hawaii, Inc., was appointed president and chief operating officer.

  Kevin C. O'Rourke, vice president and general counsel of Matson, was appointed senior vice president and general counsel.

  Paul E. Stevens, vice president (marketing) of Matson, was appointed a senior vice president.

  The three changes were effective as of April 27, 1995.

SHARE REPURCHASES CONTINUED

  The Company repurchased 250,000 additional shares of its common stock during the first quarter of 1995. A total of 972,500 shares has been acquired to date under the repurchase authorization announced in December 1993.

  At the Annual Meeting, I had the opportunity to comment on the significance of 1995. It marks the 125th anniversary of A&B's founding. The Company's record of progress is a remarkable achievement. Our history has been one of a continuous stream of new challenges and opportunities and of constant change. I believe that the ability to anticipate and initiate purposeful change has been one of the Company's secrets to success. The initiatives we have just announced are in keeping with that tradition.


/s/ John C. Couch
  Chairman, President and
  Chief Executive Officer

Condensed Statements of Income
(In thousands except per share amounts)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

                                                         Three Months Ended
                                                               March 31
                                                         1995              1994
                                                        ---------       ---------
                                                               (unaudited)
Revenue:
    Net sales, revenue from services and rentals        $ 256,595       $ 248,369
    Interest, dividends and other                           6,377           6,049
                                                        ---------       ---------
      Total revenue                                       262,972         254,418
                                                        ---------       ---------

Costs and Expenses:
    Costs of goods sold, services and rentals             210,610         191,927
    Selling, general and administrative                    31,501          29,470
    Interest                                                7,452           6,843
    Income taxes                                            4,849           9,267
                                                        ---------       ---------
      Total costs and expenses                            254,412         237,507
                                                        ---------       ---------

Net Income                                                $ 8,560        $ 16,911
                                                        =========       =========

Earnings Per Share                                         $ 0.19          $ 0.37
Dividends Per Share                                        $ 0.22          $ 0.22
Average Number of Shares Outstanding                       45,643          46,308


See financial notes.

Industry Segment Data
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

                                                         Three Months Ended
                                                               March 31
                                                          1995             1994
                                                        ---------       ---------
                                                               (unaudited)
Revenue:
    Ocean Transportation                                $ 145,042       $ 136,491
    Container Leasing                                      17,250          14,613
    Property Development and Management:
      Leasing                                               8,081           8,452
      Sales                                                 4,121           8,609
    Food Products                                          87,797          85,448
    Other                                                     681             805
                                                        ---------       ---------
      Total                                             $ 262,972       $ 254,418
                                                        =========       =========

Operating Profit: (1)
    Ocean Transportation                                 $ 17,102        $ 22,292
    Container Leasing (2)                                   4,184           3,113
    Property Development and Management:
      Leasing                                               5,474           6,176
      Sales                                                 1,696           5,535
    Food Products                                          (3,842)            (64)
    Other                                                     613             628
                                                        ---------       ---------
      Total                                              $ 25,227        $ 37,680
                                                        =========       =========

(1) Before interest expense (except for Container Leasing), corporate expense and income taxes

(2) After interest expense

See financial notes.

Condensed Balance Sheets
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

                                                         Three Months Ended
                                                               March 31
                                                          1995             1994
                                                        ---------       ---------
                                                       (unaudited)
                                 ASSETS

    Current Assets:
      Cash and cash equivalents                           $ 21,827        $ 9,557
      Accounts and notes receivable, net                   145,864        142,958
      Inventories                                          110,023         90,677
      Property held for sale                                 3,451          4,014
      Deferred income taxes                                 15,451         15,366
      Prepaid expenses and other                            13,315         14,525
      Accrued deposits to Capital
        Construction Fund                                     (725)          (550)
                                                         ---------       ---------
          Total current assets                             309,206        276,547
                                                         ---------       ---------

    Investments                                             69,166         64,913
                                                         ---------       ---------

    Real Estate Developments                                69,360         66,371
                                                         ---------       ---------

    Property, at cost                                    2,114,627      2,093,829
      Less accumulated depreciation
        and amortization                                   836,987        812,283
                                                         ---------       ---------
          Property - net                                 1,277,640      1,281,546
                                                         ---------       ---------

    Capital Construction Fund                              178,580        176,044
                                                         ---------       ---------

    Other Assets                                            70,369         67,367
                                                         ---------       ---------

          Total                                        $ 1,974,321    $ 1,932,788
                                                       ===========    ===========


                             LIABILITIES AND
                          SHAREHOLDERS' EQUITY

    Current Liabilities:
      Current portion of long-term liabilities            $ 37,155       $ 35,177
      Short-term commercial paper borrowing                 78,884         58,000
      Accounts payable                                      42,486         36,545
      Other                                                 65,981         75,109
                                                         ---------       ---------
          Total current liabilities                        224,506        204,831
                                                         ---------       ---------
    Long-term Liabilities:
      Long-term debt                                       552,083        526,231
      Capital lease obligations                             32,439         35,274
      Post-retirement benefit obligations                  117,728        116,610
      Other                                                 62,030         67,267
                                                         ---------       ---------
          Total long-term liabilities                      764,280        745,382
                                                         ---------       ---------

    Deferred Income Taxes                                  356,252        349,961
                                                         ---------       ---------
    Shareholders' Equity:
      Capital stock                                         37,307         37,493
      Additional capital                                    39,503         38,862
      Unrealized holding gains on securities                31,016         29,073
      Retained earnings                                    535,274        541,910
      Cost of treasury stock                               (13,817)       (14,724)
                                                         ---------       ---------
          Total shareholders' equity                       629,283        632,614
                                                         ---------       ---------

          Total                                        $ 1,974,321    $ 1,932,788
                                                       ===========    ===========

See financial notes.

Condensed Statements of Cash Flows
(In thousands)
ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES

                                                            Three Months Ended
                                                                 March 31
                                                           1995             1994
                                                         ---------       ---------
                                                               (unaudited)

Cash Flows from Operating Activities                      $ 13,075       $ 27,640
                                                         ---------       ---------

Cash Flows from Investing Activities:
    Capital expenditures                                   (27,612)       (21,281)
    Proceeds from disposal of property,
      investments and other assets                             403            734
    Deposits into Capital Construction Fund                 (2,361)        (2,449)
    Withdrawals from Capital Construction Fund                   -          9,130
    Increase in investments                                 (1,560)           (17)
                                                         ---------       ---------
      Net cash used in investing activities                (31,130)       (13,883)
                                                         ---------       ---------

Cash Flows from Financing Activities:
    Proceeds from issuances of long-term debt               33,000         20,500
    Payment of long-term liabilities                        (8,176)        (6,702)
    Proceeds from (payments of) issuances of
      short-term commercial paper                           20,884        (14,000)
    Proceeds from issuances of capital stock                   -               73
    Repurchase of capital stock                             (5,337)        (7,500)
    Dividends paid                                         (10,046)       (10,209)
                                                         ---------       ---------
      Net cash provided by (used in) financing
          activities                                        30,325        (17,838)
                                                         ---------       ---------

Net Increase (Decrease) in Cash and Cash
    Equivalents                                           $ 12,270       ($ 4,081)
                                                         =========      =========

Other Cash Flow Information:
    Interest paid, net of amounts capitalized             $ 10,753        $ 9,817
    Income taxes paid, net of refunds                          730          3,869

Other Non-Cash Information:
    Accrued deposits to Capital Construction
      Fund, net of accrued withdrawals                         175          1,583
    Depreciation                                            26,684         26,237

See financial notes.

FINANCIAL NOTES
(Unaudited)

(a) Because of the nature of the Company's operations, the results for interim periods are not necessarily indicative of results to be expected for the year, but, in the opinion of management, all material adjustments necessary for the fair presentation of interim period results have been included in this interim financial report.

(b) Estimated effective annual income tax rates differ from statutory rates, primarily due to the dividends deductions and various tax credits.

(c) Certain amounts have been reclassified to conform with the current year presentation.